U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

333-145181

CUSIP NUMBER

376363 10 7

(Check One):        ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: _______January 31, 2021______

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gisser Automotive Concepts, Inc.

Full Name of Registrant

Former Name if Applicable

PO Box 1007, Melnick Drive

Address of Principal Executive Office (Street and Number)

Monsey, New York 10952

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, 11-K Form N-SAR, or Form N-CSR, or portion thereof will be filed as soon as reasonably possible following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form D, or portion thereof, will be filed as soon as reasonably possible following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is not able to file its transition report on Form 10-QSB for the period ended January 31, 2021 on the date required. The Registrant is in the process of preparing and reviewing the financial information and compiling and disseminating the information required to be included in the Form 10-QSB for the period ended January 31, 2021, as well as the completion of the required review of the Company's financial information, none of which could be completed by the date required without incurring undue hardship and expense. The Registrant expects to file its transition report on Form 10-QSB as soon as reasonably possible.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

Daryl K. Gisser	845	356-8008
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

As requested above, “periodic reports during the preceding 12 months” follows below. It should be noted that all 10-Qs and 10-Ks beginning with Form 10-QSB for the period ended July 31, 2010 have not been filed. In addition and after both the Company’s and our Auditor’s review, Form 10-KSB for the year ended April 30, 2010 requires amending and then our Auditor’s official approval. Items requiring amending apply to both the 10-KSB for the year ended April 30, 2010 and for items originating in earlier reports.

Reports not filed during the preceding 12 months: Form 10-QSB for the period ended January 31, 2020, Form 10-KSB for the period ended April 30, 2020, Form 10-QSB for the period ended July 31, 2020, Form 10-QSB for the period ended October 31, 2020

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gisser Automotive Concepts, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 11, 2021	By:	/s/ Daryl K. Gisser
Name: Daryl K. Gisser
Title: Chief Executive Officer, Principal Financial Officer

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).